Exhibit 23.1

CONSENT OF INDEPENDENT APPRAISAL FIRM

We consent to the references to our name, valuation methodologies, assumptions and value conclusions of our reports, each dated November 1, 2012, prepared by us with respect to the appraisals of the Springhouse, Creekside, Estates at Perimeter, Hillsboro, Enders Place, MDA City and Berry Hill properties owned by Bluerock Enhanced Multifamily Trust, Inc. (the “Company”) through joint ventures and referred to in the Company’s Current Report on Form 8-K dated December 17, 2012 in Item 8.01 in the text under the heading “Our Board of Directors’ Determination of Our Estimated Value Per Share”.

In giving such consent, we do not thereby admit that we are experts within the meaning of the Securities Act or the rules and regulations of the Commission or that this consent is required by Section 7 of the Securities Act.

Sincerely,

/s/ Whitewater Realty Advisors, LLC
Name: Michael Sorich, CRE, MAI, FRICS
Title: Principal Date: January 2, 2013